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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                               SCHEDULE 13E-3/A

                             AMENDMENT NO. 2
                       RULE 13E-3 TRANSACTION STATEMENT
       PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         GLOBAL MOTORSPORT GROUP, INC.
                               (NAME OF ISSUER)

                         GLOBAL MOTORSPORT GROUP, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES J. KELLY, JR.
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                            16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                           TELEPHONE: (408) 778-0500
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

         KENTON J. KING, ESQ.                  THOMAS D. MAGILL, ESQ.
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP   GIBSON, DUNN & CRUTCHER LLP
  FOUR EMBARCADERO CENTER, SUITE 3800            4 PARK PLAZA
    SAN FRANCISCO, CALIFORNIA 94111                JAMBOREE CENTER
            (415) 984-6400                    IRVINE, CALIFORNIA 92614
                                                   (949) 451-3800

                               ----------------

This statement is filed in connection with (check the appropriate box):

a. [_]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_]The filing of a registration statement under the Securities Act of 1933.

c. [X]A tender offer.

d. [_]None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

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

                                 INTRODUCTION

  This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") filed on July 13, 1998 by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for up to 4,820,000 issued and outstanding shares ("Shares") of its common stock, par value $0.001 per Share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(d)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (d)(2) (which together constitute the "Offer").

  The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location, in the Issuer Tender Offer Statement on Schedule 13E-4 originally filed by the Company with the Securities and Exchange Commission on July 13, 1998, as amended on the date hereof (the "Schedule 13E-4"), of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 13E-4, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this
Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules and annexes thereto.

                             CROSS REFERENCE SHEET

   ITEM IN                                                      WHERE LOCATED IN
 SCHEDULE 13E-3                                                  SCHEDULE 13E-4
 --------------                                                 ----------------
 Item 1(a)....................................................   Item 1(a)
 Item 1(b)....................................................   Item 1(b)
 Item 1(c)....................................................   Item 1(c)
 Item 1(d)....................................................         *
 Item 1(e)....................................................         *
 Item 1(f)....................................................   Item 4
 Item 2(a)....................................................         *
 Item 2(b)....................................................         *
 Item 2(c)....................................................         *
 Item 2(d)....................................................         *
 Item 2(e)....................................................         *
 Item 2(f)....................................................         *
 Item 2(g)....................................................         *
 Item 3(a)....................................................         *
 Item 3(b)....................................................         *
 Item 4(a)....................................................         *
 Item 4(b)....................................................         *
 Item 5(a)-(g)................................................   Item 3(a)-(j)
 Item 6(a)....................................................   Item 2(a)
 Item 6(b)....................................................         *
 Item 6(c)....................................................         *
 Item 6(d)....................................................         *
 Item 7(a)....................................................   Item 3
 Item 7(b)....................................................         *
 Item 7(c)....................................................         *
 Item 7(d)....................................................         *
 Item 8(a)....................................................         *
 Item 8(b)....................................................         *
 Item 8(c)....................................................         *
 Item 8(d)....................................................         *
 Item 8(e)....................................................         *
 Item 8(f)....................................................         *
 Item 9(a)-(c)................................................         *

   ITEM IN                                                      WHERE LOCATED IN
 SCHEDULE 13E-3                                                  SCHEDULE 13E-4
 --------------                                                 ----------------
 Item 10(a)...................................................         *
 Item 10(b)...................................................     Item 4
 Item 11......................................................     Item 5
 Item 12(a)...................................................         *
 Item 12(b)...................................................         *
 Item 13(a)...................................................         *
 Item 13(b)...................................................         *
 Item 13(c)...................................................         *
 Item 14(a)-(b)...............................................     Item 7
 Item 15(a)...................................................         *
 Item 15(b)...................................................     Item 6
 Item 16......................................................     Item 8(e)
 Item 17(a)...................................................     Item 9(b)
 Item 17(b)...................................................         *
 Item 17(c)...................................................     Item 9(c)
 Item 17(d)...................................................     Item 9(a)
 Item 17(e)...................................................         *
 Item 17(f)...................................................         *

--------
* The Item is inapplicable or the answer thereto is negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) The name of the issuer is Global Motorsport Group, Inc., and the address of its principal executive offices is 16100 Jacqueline Court, Morgan Hill, California 95037.

  (b) The class of securities to which this Statement relates is the Common Stock. As of June 25, 1998, there were (i) 5,173,077 Shares issued and outstanding, (ii) 243 holders of record of the Common Stock and
(iii) 1,016,129 Shares reserved under the Company's stock plans in respect of outstanding awards. The Company is seeking to purchase up to 4,820,000 Shares at a purchase price of $21.75 per Share, net to the seller in cash.

  (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends on the Shares; Section
11. Dividends and Distributions" is incorporated herein by reference.

  (e) The issuer of the Shares has not made an underwritten public offering of Shares for cash during the past three years which was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

  (f) In April and May 1997, the Company purchased an aggregate of 276,000 Shares at a total cost of $3,448,000. The price paid for such Shares ranged from $13.00 to $11.25. The average purchase price per Share paid for such Shares in April 1997 was $12.72 and in May 1997 was $11.25.

ITEM 2. IDENTITY AND BACKGROUND.

  This Statement is being filed by the Company, which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction to which this Statement relates.

  (a)-(d) and (g). The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 8. Certain Information concerning the Company" and "SCHEDULE I. Directors and Executive Officers of the Company" is incorporated herein by reference.

  (e)-(f). Neither the Company nor any natural person listed in "SCHEDULE I. Directors and Officers of the Company" during the past five years, to its knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a) This Statement is not being filed by any affiliate of the issuer of the Shares.

  (b) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 12. Purposes and Reasons of the Company for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 6.

Plans for the Company; Certain Effects of the Offer and Merger; Section 7. Rights of the Stockholders in the Offer and Merger," "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement" and "THE TENDER OFFER--Section 1. Terms of the Offer;
Section 2. Acceptance for Payment and Payment; Section 3. Procedure for Tendering Shares; Section 4. Withdrawal Rights; Section 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations; Section 9. Source and Amount of Funds; Section 12. Certain Conditions of the Offer; Section 13. Certain Legal Matters; Section 14. Fees and Expenses; Section 16. Recapitalization; Section 17. Miscellaneous" is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 4. Proration; Section 6. Management Stockholder Arrangements; Section 7. Fees Payable to Purchaser and Purchaser Affiliates; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger," "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement" and "THE TENDER OFFER--Section 1. Terms of the Offer" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(g) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 12. Purposes and Reasons of the Company for the Offer and Merger; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger;
Section 6. Plans for the Company; Certain Effects of the Offer and Merger," "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement" and "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations; Section 11. Dividends and Distributions" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER--Section 9. Source and Amount of Funds" is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 14. Fees and Expenses" is incorporated herein by reference.

  (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 9. Source and Amount of Funds" is incorporated herein by reference.

  (d) The Company has elected not to seek confidential treatment with respect to the source of the funds to be used in the Rule 13e-3 transaction to which this Statement relates.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 12. Purposes and Reasons of the Company for the Offer and Merger; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger" and "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger;
Section 6. Plans for the Company; Certain Effects of the Offer and Merger" is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer; Section 10. Recommendation of the Board of Directors; Fairness of the Offer and Merger" and "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger" is incorporated herein by reference.

  (c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer; Section 3. Recapitalization; Section 12. Purposes and Reasons of the Company for the Offer and Merger; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger" and "SPECIAL FACTORS--The Offer and Merger-- Section 1. Background of the Offer and Merger; Section 6. Plans for the Company; Certain Effects of the Offer and Merger" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer; Section 5. Substantial Indebtedness, Liquidity and Capital Resources; Section 6. Management Stockholder Arrangements; Section 7. Fees Payable to Purchaser and Purchaser Affiliates; Section 8. Delisting of Common Stock; Section 9. Termination of Exchange Act Reporting" and "SPECIAL FACTORS--The Offer and Merger--Section 2. Interests of Certain Persons in the Offer and Merger;
Section 6. Plans for the Company; Certain Effects of the Offer and Merger;
Section 7. Rights of the Stockholders in the Offer and Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(e) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer; Section 10. Recommendation of the Board of Directors; Fairness of the Offer and Merger;
Section 11. Opinion of Cleary Gull Reiland & McDevitt, Inc." and "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger" is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer" and "SPECIAL
FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 10. Recommendation of the Board of Directors; Fairness of the Offer and Merger; Section 11. Opinion of Cleary Gull Reiland & McDevitt, Inc." and "SPECIAL FACTORS--The Offer and Merger--
Section 1. Background of the Offer and Merger" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 3. Beneficial Ownership of Common Stock" is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 6. Management Stockholder Arrangements; Section 7. Fees Payable to Purchaser and Purchaser Affiliates;
Section 12. Purposes and Reasons of the Company for the Offer and Merger;
Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger" and "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 6. Management Stockholder Arrangements; Section 10. Recommendation of the Board of Directors; Fairness of the Offer and Merger; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger;
Section 7. Rights of the Stockholders in the Offer and Merger" and "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--Section 1. The Agreement and Plan of Merger; Stockholder Agreement; Section 3. Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS--The Offer and Merger--Section 7. Rights of the Stockholders in the Offer and Merger" and Annex B. "Section 262 of Delaware General Corporation Law of the State of Delaware" is incorporated herein by reference.

  (b) No provision has been made by the issuer of the Shares or any affiliate in connection with the transaction that is the subject of the Statement to allow unaffiliated security holders to obtain access to the corporate files of such issuer or any affiliate or to obtain counsel or appraisal services at the expense of such issuer or any affiliate.

  (c) The transaction that is the subject of the Statement does not involve the exchange of debt securities of the issuer of the Shares or any affiliate for the equity securities held by security holders of such issuer who are not affiliates.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 8. Certain Information concerning the Company" is incorporated herein by reference. In addition, the Company's audited consolidated financial statements (and related notes) as of January 31, 1998 and 1997 and for the three year period ended January 31, 1998 and the Company's unaudited condensed consolidated financial statements (and related notes) as of April 30, 1998 and for the three month periods ended April 30, 1998 and 1997 are attached to the Offer to Purchase as Annex C and Annex D, respectively.

  (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--The Offer and Merger--Section 3. Cautionary Statement concerning Forward-Looking Statements; Section 4. Company Financial Projections; Section
5. Selected Historical and Pro Forma Consolidated Financial Data" is incorporated herein by reference. In addition, the Company's unaudited pro forma consolidated financial data are attached to the Offer to Purchase as Annex E.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 6. Management Stockholder Arrangements; Section 7. Fees Payable to Purchaser and Purchaser Affiliates," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 4. Interests of Certain Persons in the Offer and Merger," "THE MERGER AGREEMENT AND CERTAIN RELATED MATTERS--
Section 1. The Agreement and Plan of Merger; Stockholder Agreement; Section 2. Related Party Transactions" and "THE TENDER OFFER--Section 14. Fees and Expenses" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  The Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference in their entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.*

 (a)(1) Commitment letter dated June 28, 1998 by Bank of America National Trust and Savings Association, Bankers Trust Company and BancAmerica
        Robertson Stephens to Fremont Acquisition Company III, LLC.
 (a)(2) Letter dated June 27, 1998 by BT Alex. Brown Incorporated and
        BancAmerica Robertson Stephens to Fremont Acquisition Company III, LLC.
 (b)(1) Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated June 28,
        1998 (attached as Annex A to the Offer to Purchase filed as Exhibit
        (d)(1) below).
 (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of June 28,
        1998, by and among the Company, Fremont Acquisition Company III, LLC, and GMS Acquisition Corp.
 (c)(2) Stockholder Agreement, dated as of June 28, 1998 by and among Fremont
        Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
 (c)(3) Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
 (c)(4) Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.
 (d)(1) Offer to Purchase, dated July 13, 1998, as amended.
 (d)(2) Letter of Transmittal, dated July 13, 1998.
 (d)(3) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and other Nominees, dated July 13, 1998.
 (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
        Nominees, dated July 13, 1998.
 (d)(5) Notice of Guaranteed Delivery, dated July 13, 1998.
 (d)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (d)(7) Press Release issued by the Company and Fremont Acquisition Company
        III, LLC on June 29, 1998.
 (d)(8) Form of Summary Advertisement as published in the Wall Street Journal on July 13, 1998.
 (d)(9) Letter to Stockholders, dated July 13, 1998, from Joseph F. Keenan,
        Chairman of the Board of the Company.
 (e)    Section 262 of the General Corporation Law of the State of Delaware
        (attached as Annex B to the Offer to Purchase filed as Exhibit (d)(1) above).
 (f)    None.

--------
 * Except for Exhibit (d)(1), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 6, 1998

                                          GLOBAL MOTORSPORT GROUP, INC.

                                          By:

                                             /s/ Joseph F. Keenan
                                             ----------------------------------
                                            Joseph F. Keenan
                                            Chairman of the Board of Directors

                                 EXHIBIT INDEX

 EXHIBIT NO.*                            DESCRIPTION
 ------------                            -----------
    (a)(1)    Commitment letter dated June 28, 1998 by Bank of America National
              Trust and Savings Association, Bankers Trust Company and
              BancAmerica Robertson Stephens to Fremont Acquisition Company
              III, LLC.
    (a)(2)    Letter dated June 27, 1998 by BT Alex. Brown Incorporated and
              BancAmerica Robertson Stephens to Fremong Acquisition Company
              III, LLC.
    (b)(1)    Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
              June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (d)(1) below).
    (c)(1)    Amended and Restated Agreement and Plan of Merger, dated as of
              June 28, 1998, by and among the Company, Fremont Acquisition
              Company III, LLC, and GMS Acquisition Corp.
    (c)(2)    Stockholder Agreement, dated as of June 28, 1998 by and among
              Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
    (c)(3)    Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
    (c)(4)    Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.
    (d)(1)    Offer to Purchase, dated July 13, 1998, as amended.
    (d)(2)    Letter of Transmittal, dated July 13, 1998.
    (d)(3)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and other Nominees, dated July 13, 1998.
    (d)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              other Nominees, dated July 13, 1998.
    (d)(5)    Notice of Guaranteed Delivery, dated July 13, 1998.
    (d)(6)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
    (d)(7)    Press Release issued by the Company and Fremont Acquisition
              Company III, LLC on June 29, 1998.
    (d)(8)    Form of Summary Advertisement as published in the Wall Street
              Journal on July 13, 1998.
    (d)(9)    Letter to Stockholders, dated July 13, 1998, from Joseph F.
              Keenan, Chairman of the Board of the Company.
    (e)       Section 262 of the General Corporation Law of the State of
              Delaware (attached as Annex B to the Offer to Purchase filed as
              Exhibit (d)(1) above).

--------
 * Except for Exhibit (d)(1), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.